Caledonia Mining Announces its Third Quarter 2007 Results

Toronto, Ontario – November 15, 2007:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce its third quarter 2007 operating and financial results.

The financial results below are reported in thousands of Canadian dollars, except where otherwise stated.

Financial Highlights

(C$ 000’s)	Q3 2007	Q3 2006
Sales from continuing operations	$1,950	$4,539
Operating Income/ from continuing operations	774	2,377
Unrealised foreign exchange loss	(1,017)	(1,659)
Income/(loss) from continuing operations	(855)	(455)
- per share basic and diluted	($0.001)	($0.001)
Discontinued operations (loss)	(80)	(2,619)
Net (loss) after discontinued operations	(935)	(3,074)
- per share basic and diluted	($0.002)	($0.007)

For the quarter ended September 30, 2007 Caledonia reported revenue of $1.95 million from the Blanket gold mine on sales of 2,262 ounces of gold and a net loss of $935,000 or ($0.002) per fully diluted share. Gold revenue for the quarter has been boosted by $454,000 due to retrospective changes made by the Reserve Bank of Zimbabwe to the gold support price. Additional revenue was received in the third quarter for gold sold in the second quarter.

The loss for the quarter mainly results from an unrealised foreign exchange loss of $1.01 million being recorded due to the revision in the rate of exchange announced by the Reserve Bank of Zimbabwe. The rapid devaluation of the Zimbabwe dollar versus the US dollar affects the carrying value of the US dollar denominated loan of $5.7 million that Blanket Mine owes to Caledonia Mining and results in an unrealized foreign exchange loss on translation.

Gold production of 2,448 ounces for the quarter was impacted by severe power shortages and foreign currency availability problems.  Despite these challenges, the No.4 shaft has been partially commissioned enabling the mine to resume underground operations at the forecast production level of up to 600 tonnes per day.  By the end of October the equipping of the shaft to the bottom 24 level was completed. In an attempt to minimize future power shortages, the Blanket mine has negotiated an agreement with the power authority ZESA to provide an uninterrupted power supply in return for payment in US dollars.  If a continuous power supply materializes there is an opportunity to increase gold production in the fourth quarter. Gold production in October amounted to 1,595 ounces. However the overall completion date for the No.4 shaft refurbishment has been extended to the second quarter of 2008 as the foreign currency shortages have impacted on Blanket’s ability to purchase the required additional equipment and materials to complete the expansion project as originally planned.

Commenting on the results, Stefan Hayden, President and CEO, said “In view of the extremely challenging operating environment we are currently experiencing in Zimbabwe, I believe Blanket’s gold production of 2,448 ounces is a solid performance.

The lack of hard currency funds and the severe power shortages have impacted both production this quarter as well as the No.4 shaft expansion timetable which we are now anticipating to complete by the second quarter of 2008, provided the operating environment does not deteriorate further.

Looking ahead we hope the newly negotiated power agreement will improve the power supply going forward, which would enable us to increase production during the fourth quarter as evidenced by the increased production in October. However the foreign currency shortages could still hamper our operational efforts.

The 2007 Nama drilling program is now complete for the year, having targeted anomalies A, C and D. Resource modeling for these anomalies is planned for the fourth quarter 2007, with a new NI 43-101 resource planned by the end of the first quarter 2008.

During the quarter the Environmental Impact Assessment (“EIA”) for the new access road and power line was completed and is in the process of being submitted to the Environmental Council of Zambia for final approval. This EIA will be expanded to cover the anticipated future mining operations.”

For more information, please contact:

Stefan Hayden, President & CEO

Alex Buck                           Jonathan Wright

Caledonia Mining

Buck-bias                             Seymour Pierce

Tel: +27 11 447 2499

Tel: +44 7932 740 452        Tel: +44 20 7107 8000

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.